UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

For the month of June 2023

Commission File Number 001-41676

Himalaya Shipping Ltd.

(Translation of Registrant’s name into English)

S. E. Pearman Building
2nd floor, 9 Par-la-Ville Road
Hamilton HM 11
Bermuda
(Address of Principal Executive Office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒      Form 40-F ☐

Exhibits.

Exhibit	Description

99.1	Press release dated June 19, 2023
99.2	Notice of Annual General Meeting 2023
99.3	Annual Report 2022

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Himalaya Shipping Ltd.

	By:	/s/ Herman Billung
	Name:	Herman Billung
	Title:	Chief Executive Officer

Date: June 20, 2023